UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gargoyle Strategic Investments L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Grand Avenue, Building 1
(No. and Street)

Englewood	**New Jersey**	**07631**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. Mackenzie **201-227-2249**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC Mail Processing Section MAR 01 2010 Washington, DC 120

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Charles Goodgal**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Gargoyle Strategic Investments L.L.C., as

of **December 31**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member of the Managing Member

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

Financial Statements and Supplemental Schedules

December 31, 2009

(With Independent Auditor's Report Thereon and Supplemental Report on Internal Control Required by Rule 17a-5)

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

DECEMBER 31, 2009

INDEX

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Members of
Gargoyle Strategic Investments L.L.C.

We have audited the accompanying statement of assets, liabilities and members' equity of Gargoyle Strategic Investments L.L.C. as of December 31, 2009 and the related statements of revenue and expenses, changes in members' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gargoyle Strategic Investments L.L.C. at December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
February 24, 2010

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2009

ASSETS		
Cash	$	991,150
Due from Clearing Broker (Cash)		10,251,306
Securities owned, at market value (Note 3)		565,676,478
JBO investment		52,284
Interest receivable		20,312
Dividends receivable		254,755
Due from related parties		159,868
Fixed assets, net of accumulated depreciation of $918,883		654,573
Investments in partnerships		22
Rent deposit		6,024
Prepaid expense		4,607
Other receivable		375
TOTAL ASSETS	$	578,071,754
LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased, at market value (Note 3)	$	541,133,758
Interest payable		2,293
Dividends payable		471,758
Accounts payable and accrued expenses		881,043
Due to related party		104,970
		542,593,822
Commitments and contingent liabilities (Note 6)		-
Subordinated borrowings		4,000,000
		4,000,000
Members' equity		31,477,932
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	578,071,754

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF REVENUE AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:		
Principal trading	$	3,336,010
Interest		1,516,266
Dividends		5,606,067
Securities class action settlements		2,375,865
JBO interest		376
Investment income/(loss)		(51,489)
Foreign taxes paid		(14,823)
Total Revenues		12,768,272
Expenses:		
Clearing charges		3,741,237
Brokerage fees		3,818,617
Interest expense		2,348,368
Dividend expense		5,334,700
Payroll and employee benefits		2,605,175
Market data services		833,406
Regulatory fees		388,399
Guaranteed payments		604,964
Depreciation and amortization		282,301
Office expenses		250,743
Seat lease fees		140,519
Rent		144,656
Professional fees		130,311
Office meals		109,630
Consulting fees		79,585
Travel and entertainment		10,843
Other		258
Total Expenses		20,823,712
Net loss	$	(8,055,440)

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Members' equity at January 1, 2009	$ 43,527,493
Capital contributions	2,557,500
Net loss	(8,055,440)
Withdrawals	(6,551,621)
Members' equity at December 31, 2009	$ 31,477,932

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2009

Subordinated borrowings at January 1, 2009	$	6,000,000
Increases:		
Extensions of existing subordinated notes		4,000,000
Decreases:		
Payment of subordinated note		(2,000,000)
Maturity of subordinated notes		(4,000,000)
Subordinated borrowings at December 31, 2009	$	4,000,000

The accompanying notes are an integral part of these financial statements.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2009
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (8,055,440)
Changes in items having no effect on cash:	
Depreciation and amortization	282,301
Changes in operating assets and liabilities:	
(Increase) in securities owned, at market value	(95,408,723)
Decrease in due from clearing broker	237,273,277
Decrease in interest receivable	2,434
Decrease in dividends receivable	153,184
(Increase) in due from related party	(159,868)
(Increase) in prepaid expenses	(4,607)
Decrease in other receivable	856
(Decrease) in interest payable	(7,503)
Increase in dividends payable	73,636
(Decrease) in accrued expenses	(197,304)
(Decrease) in due to related party	(76,962)
(Decrease) in deferred subscriptions	(250,000)
(Decrease) in securities sold, not yet purchased, at market value	(127,158,842)
Total adjustments	14,521,879
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,466,439
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	2,557,500
Capital withdrawals	(6,551,621)
Payment of subordinated borrowings	(2,000,000)
CASH USED BY FINANCING ACTIVITIES	(5,994,121)
CASH FLOWS FROM INVESTING ACTIVITIES:	
(Increase) in fixed assets	(210,157)
Investment in Argyle Investments, LLC	244,489
CASH PROVIDED BY INVESTING ACTIVITIES	34,332
NET INCREASE IN CASH	506,650
CASH	
Beginning of year	484,500
End of year	$ 991,150
SUPPLEMENTAL DISCLOSURE ON SUBORDINATED LOANS	
Extension of subordinated notes	$ 4,000,000
Maturity of subordinated notes	(6,000,000)
TOTAL CHANGE IN SUBORDINATED BORROWINGS	$ (2,000,000)

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Gargoyle Strategic Investments L.L.C., a New York limited liability company (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NYSE-AMEX ("AMEX", formerly the American Stock Exchange), the Boston Options Exchange ("BOX") and the NYSE-Arca Exchange ("Arca").

The Company is engaged in securities trading and options market-making for its own proprietary accounts.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 3- FAIR VALUE OF INSTRUMENTS

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for the use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining the fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Company's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2009.

Assets	Fair Value	Fair Value Hierarchy
Marketable securities	$ 565,676,478	Level 1
Investment in partnership	$ 22	Level 2
Liabilities		
Marketable securities sold short	$ 541,133,758	Level 1

NOTE 4- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into a lease agreement for office space in New Jersey which expires in May, 2010.

Remaining commitments under the operating lease agreement are as follows:

Year ending December 31,	Amount
2010	$ 35,598

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is a member of the NYSE-AMEX (formerly the American Stock Exchange) and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $8,554,081 which was $8,454,081 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.17069 to 1.

NOTE 6- SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2009 are as follows:

Subordinated loan at prime plus 2%, maturity date September 30, 2010	$ 2,000,000
Subordinated loan at prime plus 2%, maturity date October 31, 2010	2,000,000
	$ 4,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a JBO Participant's Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the customers' money balances and long and short security positions will be maintained on the books of the clearing member in a JBO participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing member monitor collateral on the securities transactions introduced by the Company.

NOTE 8- GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying contract (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8- GUARANTEES (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 9- RELATED PARTY TRANSACTIONS

The Company shares office space and facilities with certain affiliates of its managing member. Certain expenses paid for by the affiliates are reimbursed by the Company, while certain expenses paid for by the Company are reimbursed by the affiliates.

At year end the Company was indebted to one affiliate in the amount of $104,970. Furthermore, various affiliates owed the Company in the amount of $159,868.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

NET CAPITAL:		
Members' equity		$ 31,477,932
Add: allowable subordinated liabilities		4,000,000
Less non-allowable assets and deductions:		
JBO investment	52,284	
Investment in partnership	22	
Fixed assets	654,573	
Due from related party	159,868	
Other	$ 11,006	
		877,753
Less: Haircuts on trading and investment securities		26,046,098
NET CAPITAL		$ 8,554,081
AGGREGATE INDEBTEDNESS, total liabilities		$ 1,460,064
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 97,338
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($8,554,081 - $100,000)		$ 8,454,081
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 1,460,064 / $ 8,554,081	17.069%

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 8,554,081
Increases in expenses:		
Guaranteed payments to employees:		
Reported on Focus	$ 587,964	
Per audit	604,964	
Difference		17,000
Increases in ownership equity:		
Withdrawal of capital reported on Focus	$ (6,568,621)	
Withdrawals per audit	(6,551,621)	
Difference		(17,000)
NET CAPITAL, per audit		$ 8,554,081

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2009

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (K) (2) (a). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2009

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Members of
Gargoyle Strategic Investments L.L.C.
Englewood, New Jersey

In planning and performing our audit of the financial statements of Gargoyle Strategic Investments L.L.C. (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Gargoyle Strategic Investments L.L.C.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the NYSE-AMEX, the Boston Options Exchange, the NYSE-Arca Exchange and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
February 24, 2010

GARGOYLE STRATEGIC INVESTMENTS L.L.C.

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2009

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Members of
Gargoyle Strategic Investments L.L.C.
Englewood, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Gargoyle Strategic Investments L.L.C. ("Gargoyle") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Gargoyle's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Gargoyle's management is responsible for Gargoyle's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the cancelled check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
February 24, 2010